UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. (Name of Issuer)
Common
(Title of Class of Securities)
05588N108
(CUSIP Number)
12/31/2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[x]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP
No.
05588N108

1
Names of Reporting Persons

Janney Montgomery Scott LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power


  730,080

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  730,080
9
Aggregate Amount Beneficially Owned by Each Reporting Person

730,080
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

4.9%
12
Type of Reporting Person (See Instructions)

IA



Item 1.
(a)	Name of Issuer: BNY Mellon Alcentra Global Credit Income
2024 Target Term Fund, Inc.
(b)	Address of Issuer?s Principal Executive Offices: 240
GREENWICH STREET, NEW YORK, NY, 10286
Item 2.
(a)	Name of Person Filing: Janney Montgomery Scott LLC
(b)	Address of Principal Business Office or, if None,
Residence:  1717 Arch Street, Philadelphia, PA 19103
(c)	Citizenship:	Delaware
(d)	Title and Class of Securities: Common
(e)	CUSIP No.:	05588N108
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing
is a:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
of the Act;
(d)	[_]	Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e)	[x]	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 730,080
 (b)	Percent of Class:
      4.9. The percentage reported is based upon 14,963,000
shares reported by the issuer as of 12/31/2022.
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 730,080
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition
of: 0
(iv)	Shared power to dispose or to direct the disposition
of: 730,080
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [X].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.

Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent
holding company or control person.
	Not Applicable
Item 8.	Identification and classification of members of the
group.
	Not Applicable
Item 9.	Notice of Dissolution of Group.
	Not Applicable
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?240.14a-11.
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:__1/06/2023_____.
/s/ Jessica Lempa
Signature.
Investment Advisory Chief Compliance Officer
Name/Title.
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